TRANSFER AGENCY AND SERVICE AGREEMENT

This Transfer Agency and Service Agreement (“Agreement”) made as of October 2, 2025 with an effective date of November 1, 2025 (the “Effective Date”), is by and between State Street Bank and Trust Company, a bank and trust company organized under the laws of The Commonwealth of Massachusetts (“State Street” or the “Transfer Agent”), and each entity identified on Schedule A (each, the “Trust”). All references in this Agreement to “the Trust” are to each of the Trust entities listed on the attached Schedule A, individually, as if this Agreement were between the relevant individual Trust and the Transfer Agent. Any reference in this Agreement to “the parties” shall mean the Transfer Agent and the individual Trust as to which the matter relates.

WHEREAS, the Trust is authorized to issue shares of beneficial interest (“Shares”) in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, the Trust offers Shares in one or more series, each as named in the attached Schedule A, which may be amended by the parties from time to time (such series, together with all other series subsequently established by the Trust and made subject to this Agreement in accordance with Section 11 of this Agreement, being herein referred to as a “Portfolio,” and collectively as the “Portfolios”);

WHEREAS, each Portfolio will issue and redeem Shares only in aggregations of Shares known as “Creation Units” as described in the currently effective prospectus and statement of additional information of the Trust (collectively, the “Prospectus”);

WHEREAS, only those entities (“Authorized Participants”) that have entered into an Authorized Participant Agreement with the distributor of the Trust, currently ALPS Distributors, Inc. (the “Distributor”), are eligible to place orders for Creation Units with the Distributor;

WHEREAS, the Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares;

WHEREAS, the Trust desires to appoint Transfer Agent to act as its transfer agent, dividend disbursing agent and agent in connection with certain other activities; and Transfer Agent is willing to accept such appointment.

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NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto, agree as follows:

1.	TERMS OF APPOINTMENT

1.1

Subject to the terms and conditions set forth in this Agreement, the Trust and each Portfolio hereby employ and appoint the Transfer Agent to act as, and the Transfer Agent agrees to act as, transfer agent for the Creation Units and dividend disbursing agent of the Trust and each Portfolio.

1.2

Transfer Agency Services. In accordance with procedures established from time to time by agreement between the Trust and each Portfolio, as applicable, and the Transfer Agent (the “Procedures”), the Transfer Agent shall (for the avoidance of doubt, references in this Agreement to the “Trust” shall, unless the context dictates otherwise, include the Trust’s investment adviser acting on the Trust’s behalf):

(i)	establish each Authorized Participant’s account in the applicable Portfolio on the Transfer Agent’s recordkeeping system and maintain such account for the benefit of such Authorized Participant;

(ii)

receive and process orders for the purchase of Creation Units from the Distributor or the Trust, subject to a determination of acceptance by the Distributor or the Trust, and promptly deliver payment and appropriate documentation thereof, which such documentation shall include the number and amount of Shares purchased, to the custodian of the applicable Portfolio as identified by the Trust (the “Custodian”);

(iii)

generate or cause to be generated and transmitted confirmation of receipt of such purchase orders to the Authorized Participants and, if applicable, transmit appropriate trade instruction to the National Securities Clearance Corporation (“NSCC”) and/or DTC;

(iv)

receive and process Creation Unit redemption requests and redemption directions from the Distributor or the Trust, subject to a determination of acceptance by the Distributor or the Trust, and deliver the appropriate documentation thereof, which such documentation shall include the number and amount of Shares purchased, to the Custodian;

(v)	with respect to items (i) through (iv) above, the Transfer Agent may execute transactions directly with Authorized Participants;

(vi)

at the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the appropriate manner such monies, if any, to the redeeming Authorized Participant as instructed by the Distributor or the Trust ;

(vii)	prepare and transmit by means of DTC’s book-entry system payments for any dividends and distributions declared by the Trust on behalf of the applicable Portfolio;

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(viii)

record the issuance of Shares of the applicable Portfolio and maintain a record of the total number of Shares of each Portfolio which are issued and outstanding; and provide the Trust on a regular basis with the total number of Shares of each Portfolio which are issued and outstanding but Transfer Agent shall have no obligation, when recording the issuance of Shares, to monitor the issuance of such Shares to determine if there are authorized Shares available for issuance or to take cognizance of any laws relating to, or corporate actions required for, the issue or sale of such Shares, which functions shall be the sole responsibility of the Trust and each Portfolio; and, excluding DTC or its nominee as the record or registered owner, the Transfer Agent shall have no obligations or responsibilities to account for, keep records of, or otherwise related to, the beneficial owners of the Shares;

(ix)

maintain and manage, as agent for the Trust and each Portfolio, such bank accounts as the Transfer Agent shall deem necessary for the performance of its duties under this Agreement, including but not limited to, the processing of Creation Unit purchases and redemptions and the payment of a Portfolio’s dividends and distributions. The Transfer Agent may maintain such accounts at the bank or banks deemed appropriate by the Transfer Agent in accordance with applicable law;

(x)	maintain the records as set forth in Section 8.3;

(xi)	process any request from an Authorized Participant to change its account registration; and

(xii)

except as otherwise instructed by the Trust, the Transfer Agent shall process all transactions in each Portfolio in accordance with the procedures mutually agreed upon by the Trust and the Transfer Agent with respect to the proper net asset value to be applied to purchase orders received in good order by the Transfer Agent or by the Trust or any other person or firm on behalf of such Portfolio or from an Authorized Participant before cut-offs established by the Trust. The Transfer Agent shall report to the Trust any known exceptions to the foregoing.

1.3	Additional Services. In addition to, and neither in lieu of nor in contravention of the services set forth in Section 1.2 above, the Transfer Agent shall perform the following services:

(i)

The Transfer Agent shall perform such other services for the Trust that are mutually agreed to by the parties from time to time in writing, for which the Trust will pay such fees as may be mutually agreed upon in writing. Unless otherwise agreed in writing, the provision of such services shall be subject to the terms and conditions of this Agreement.

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(ii)

DTC and NSCC. The Transfer Agent shall: (a) accept and effectuate the registration and maintenance of accounts, and the purchase and redemption of Creation Units in such accounts, in accordance with instructions transmitted to and received by the Transfer Agent by transmission from DTC or NSCC on behalf of Authorized Participants; and (b) issue instructions to a Portfolio’s banks for the settlement of transactions between the Portfolio and DTC or NSCC (acting on behalf of the applicable Authorized Participant).

1.4

Authorized Persons. The Trust and each Portfolio, hereby agree and acknowledge that the Transfer Agent may rely on the current list of authorized persons, including the Distributor, as provided or agreed to by the Trust in writing and as may be amended from time to time, in receiving instructions to issue or redeem Creation Units. The Trust and each Portfolio, agree and covenant for itself and each such authorized person that any order or sale of or transaction in Creation Units received by it after the order cut-off time as set forth in the Prospectus or such earlier time as designated by such Portfolio shall be effectuated at the net asset value determined on the next business day or as otherwise required pursuant to the applicable Portfolio’s then-effective Prospectus, and the Trust or such authorized person shall so instruct the Transfer Agent of the proper effective date of the transaction.

1.5

Anti-Money Laundering and Client Screening. With respect to the Trust’s or any Portfolio’s offering and sale of Creation Units at any time, and for all subsequent transfers of such interests, the Trust or its delegate shall, to the extent applicable, directly or indirectly and to the extent required by law: (i) conduct know your customer/client identity due diligence with respect to potential investors and transferees in the Shares and Creation Units and shall obtain and retain due diligence records for each investor and transferee; (ii) use commercially reasonable efforts to ensure that each investor’s and any transferee’s funds used to purchase Creation Units or Shares shall not be derived from, nor the product of, any criminal activity; (iii) if requested, provide periodic written verifications that such investors and/or transferees have been checked against the United States Department of the Treasury Office of Foreign Assets Control database for any non-compliance or exceptions; and (iv) perform its obligations under this Section in accordance with all applicable anti-money laundering laws and regulations. In the event that the Transfer Agent has received advice from counsel that access to underlying due diligence records pertaining to the investors and/or transferees is necessary to ensure compliance by the Transfer Agent with relevant anti-money laundering (or other applicable) laws or regulations, the Trust shall, upon receipt of written request from the Transfer Agent, provide the Transfer Agent copies of such due diligence records, which the Transfer Agent will treat as Confidential Information (as defined below).

1.6	State Transaction (“Blue Sky”) Reporting. If applicable, the Trust shall be solely responsible for its “blue sky” compliance and state registration requirements.

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1.7

Tax Law. The Transfer Agent shall have no responsibility or liability for any obligations now or hereafter imposed on the Trust, a Portfolio, any Creation Units, any Shares, a beneficial owner thereof, an Authorized Participant or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax laws of any country or of any state or political subdivision thereof. It shall be the responsibility of the Trust to notify the Transfer Agent of the obligations imposed on the Trust, a Portfolio, the Creation Units, the Shares, or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax law of countries, states and political subdivisions thereof, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting.

1.8	The Transfer Agent shall provide the office facilities and the personnel determined by it to be reasonably necessary to perform the services contemplated herein.

1.9

The Transfer Agent shall provide the Trust with such reports as the Trust may reasonably request or otherwise reasonably require to fulfill its duties under Rule 38a-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) or similar legal or regulatory requirements. Upon reasonable request by the Trust, the Transfer Agent shall also provide to the Trust on a timely basis with sub-certifications in connection with certification requirements pursuant to the Sarbanes-Oxley Act of 2002.

2.	FEES AND EXPENSES

2.1

Fee Schedule. For the performance by the Transfer Agent of services provided pursuant to this Agreement, the Transfer Agent shall be entitled to receive the fees and expenses set forth in a written fee schedule.

3.	REPRESENTATIONS AND WARRANTIES OF THE TRANSFER AGENT

The Transfer Agent represents and warrants to the Trust that:

3.1	It is a trust company duly organized and existing under the laws of the Commonwealth of Massachusetts.

3.2

It is duly registered as a transfer agent under Section 17A(c)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), it will remain so registered for the duration of this Agreement, and it will promptly notify the Trust in the event of any material change in its status as a registered transfer agent.

3.3	It is duly qualified to carry on its business in the Commonwealth of Massachusetts.

3.4	It is empowered under applicable laws and by its organizational documents to enter into and perform the services contemplated in this Agreement.

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3.5	All requisite organizational proceedings have been taken to authorize it to enter into and perform this Agreement.

3.6	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

3.7

It is in material compliance with all federal and state laws, rules and regulations applicable to its transfer agency business and the performance of its duties, obligations and services under this Agreement.

3.8	Its entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Transfer Agent or any law or regulation applicable to it.

3.9	No legal or administrative proceedings have been instituted or threatened that would materially impar the Transfer Agent’s ability to perform its duties and obligations under this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF THE TRUST AND THE PORTFOLIOS

The Trust and each Portfolio represent and warrant to the Transfer Agent that:

4.1	The Trust is a business trust duly organized, existing and in good standing under the laws of the state of its formation.

4.2	The Trust is empowered under applicable laws and by its organizational documents to enter into and perform this Agreement.

4.3

All requisite proceedings have been taken to authorize the Trust to enter into, perform and receive services pursuant to this Agreement and to appoint the Transfer Agent as transfer agent of the Trust and the Portfolios.

4.4	The Trust is registered under the 1940 Act, as an open-end management investment company.

4.5

A registration statement under the Securities Act of 1933, as amended (the “Securities Act”), is currently effective and will remain effective, and all appropriate state securities law filings have been made and will continue to be made, with respect to all Shares of the Trust being offered for sale.

4.6

Where information provided by the Trust, including on behalf of Authorized Participants, includes information about an identifiable individual (“Personal Information”), the Trust represents and warrants that it has obtained all consents and approvals, as required by all applicable laws, regulations, by-laws and ordinances that regulate the collection, processing, use or disclosure of Personal

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Information, necessary to disclose such Personal Information to the Transfer Agent, and as required for the Transfer Agent to use and disclose such Personal Information in connection with the performance of the services hereunder. The Trust acknowledges that the Transfer Agent may perform any of the services, and may use and disclose Personal Information outside of the jurisdiction in which it was initially collected by the Trust, including the United States and that information relating to the Trust, including Personal Information of investors may be accessed by national security authorities, law enforcement and courts. The Transfer Agent shall be kept indemnified by and be without liability to the Trust for any action taken or omitted by it in reliance upon this representation and warranty, including without limitation, any liability or costs in connection with claims or complaints for failure to comply with any applicable law that regulates the collection, processing, use or disclosure of Personal Information; provided that this indemnification shall not apply to actions or omissions of the Transfer Agent, its officers or employees in cases of its or their own negligence, bad faith, fraud or willful misconduct.

5.	DATA ACCESS AND PROPRIETARY INFORMATION

5.1

The Trust acknowledges that the databases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Trust by the Transfer Agent as part of the Trust’s ability to access certain Trust-related data maintained by the Transfer Agent or another third party on databases under the control and ownership of the Transfer Agent (“Data Access Services”) constitute copyrighted, trade secret, or other proprietary information (collectively, “Proprietary Information”) of substantial value to the Transfer Agent or another third party. In no event shall Proprietary Information be deemed Authorized Participant information or the confidential information of the Trust. The Trust and each Portfolio agree to treat all Proprietary Information as proprietary to the Transfer Agent and further agrees that it shall not divulge any Proprietary Information to any person or organization except as may be provided hereunder. Without limiting the foregoing, the Trust agrees for itself, its officers, its trustees and their respective agents, to:

(i)

use such programs and databases solely on the Trust’s, or such agents’ computers, or solely from equipment at the location(s) agreed to between the Trust and the Transfer Agent, and solely in accordance with the Transfer Agent’s applicable user documentation;

(ii)	refrain from copying or duplicating in any way the Proprietary Information;

(iii)

refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to inform the Transfer Agent in a timely manner of such fact and dispose of such information in accordance with the Transfer Agent’s instructions;

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(iv)

refrain from causing or allowing Proprietary Information transmitted from the Transfer Agent’s computers to the Trust’s, or such agents’ computer to be retransmitted to any other computer facility or other location, except with the prior written consent of the Transfer Agent (such consent not to be unreasonably withheld);

(v)	allow the Trust or such agents to have access only to those authorized transactions agreed upon by the Trust and the Transfer Agent;

(vi)

honor all reasonable written requests made by the Transfer Agent to protect at the Transfer Agent’s expense the rights of the Transfer Agent in Proprietary Information at common law, under federal copyright law and under other federal or state law.

Proprietary Information shall not include all or any portion of any of the foregoing items that (1) are or become publicly available without breach of this Agreement; (ii) that are released for general disclosure by a written release by the Transfer Agent; or (iii) that are already in the possession of the receiving party at the time of receipt without obligation of confidentiality or breach of this Agreement. Proprietary Information may be disclosed to the Trust’s officers, trustees, employees, contractors, counsel and auditors on a confidential and strictly need-to-know basis or as required by (i) applicable law, rule or regulation; (ii) judicial or administrative proceeding; or (iii) an appropriate regulatory authority having jurisdiction over the Trust.

5.2

If the Trust notifies the Transfer Agent that any of the Data Access Services do not operate in material compliance with the most recently issued user documentation for such services, the Transfer Agent shall use commercially reasonable efforts in a timely manner to correct such failure at no additional charge to the Trust. Organizations from which the Transfer Agent may obtain certain data included in the Data Access Services are solely responsible for the contents of such data, and the Trust agrees to make no claim against the Transfer Agent arising out of the contents of such third-party data, including, but not limited to, the accuracy thereof. SUBJECT TO THE FOREGOING OBLIGATIONS OF THE TRANSFER AGENT, DATA ACCESS SERVICES AND ALL COMPUTER PROGRAMS AND SOFTWARE SPECIFICATIONS USED IN CONNECTION THEREWITH ARE PROVIDED ON AN “AS IS, AS AVAILABLE” BASIS. THE TRANSFER AGENT EXPRESSLY DISCLAIMS ALL WARRANTIES EXCEPT THOSE EXPRESSLY STATED HEREIN INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. FOR AVOIDANCE OF DOUBT, NOTHING IN THIS SUB-SECTION 5.2 SHALL EXCUSE TRANSFER AGENT FOR ANY FAILURE TO PERFORM THE SERVICES IN ACCORDANCE WITH THE STANDARD OF CARE SET FORTH IN SECTION 6.1 OF THIS AGREEMENT.

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5.3

If the transactions available to the Trust include the ability to originate electronic instructions to the Transfer Agent in order to (i) effect the transfer or movement of cash or Creation Units, or (ii) transmit Authorized Participant information or other information, then in such event the Transfer Agent shall be entitled to rely on the validity and authenticity of such instruction without undertaking any further inquiry as long as such instruction is undertaken in conformity with security procedures established by the Transfer Agent from time to time.

5.4	Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section. The obligations of this Section shall survive any earlier termination of this Agreement.

6.	STANDARD OF CARE / LIMITATION OF LIABILITY

6.1

The Transfer Agent shall at all times exercise the reasonable skill, care and diligence expected of a professional provider of transfer agency services to exchange-traded funds and act in good faith and without negligence and in accordance with generally applicable industry standards and practices in the performance of its duties under this Agreement. Subject to the limitations and exclusions of liability in this Agreement, the Transfer Agent will be liable for all direct losses, damages, claims, costs, expenses or other liabilities (including reasonable attorneys’ fees and other litigation expenses) (“Losses”) suffered or incurred by the Trust to the extent such Losses are caused by the negligence, bad faith, willful default, willful misconduct or fraud of the Transfer Agent or that of its employees or Delegates in the performance of its obligations under this Agreement. The parties agree that “negligence” will mean a breach by the Transfer Agent of its obligation to exercise the Standard of Care described above. The parties agree that any encoding or payment processing errors shall be governed by this standard of care, and that Section 4-209 of the Uniform Commercial Code is superseded by this Section.

6.2

To the fullest extent permitted under applicable law, the Transfer Agent’s cumulative liability for the term of the Agreement for all liability or losses, regardless of the form of action or legal theory, shall be limited to the total fees (excluding expenses) received by the Transfer Agent under this Agreement during the 12-month period preceding the occurrence of the first event giving rise to any such Losses.

6.3	The Transfer Agent will comply with all laws, rules and regulations applicable to it in the performance of the services and its obligations under this Agreement.

6.4

Notwithstanding any other provision of this Agreement, neither party will be liable to the other for: (i) indirect, consequential, speculative, punitive or special Losses or (ii) loss of profit, revenue, opportunity, business, anticipated savings, goodwill and damage to reputation, or Losses of any similar kind; in each case whether or not a party has been advised of or otherwise could have anticipated the possibility of such losses, except to the extent any such losses cannot be excluded or limited as a matter of law applicable to either party.

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7	INDEMNIFICATION

7.1

The Transfer Agent and its Affiliates, including their respective officers, directors, employees and agents (the “Indemnitees”), shall not be responsible for, and the Trust and each Portfolio shall indemnify and hold the Indemnitees harmless from and against, any and all direct losses, damages, costs, charges, and reasonable counsel fees (the “Indemnified Losses”) (including the defense of any lawsuit in which one of the Indemnitees is a named party) incurred by any of them arising out of or attributable to:

(i)

all actions of the Transfer Agent or its agents or subcontractors required to be taken pursuant to providing services under this Agreement, provided that such actions are taken in accordance with the standard of care set forth in Section 6.1 of this Agreement;

(ii)	the Trust’s material breach of any representation, warranty or covenant of the Trust hereunder;

(iii)	the Trust’s lack of good faith, negligence or willful misconduct, in connection with this Agreement that has a material adverse effect on the Indemnitees;

(iv)

reasonable reliance upon, and any subsequent use of or action taken or omitted, by the Transfer Agent, or its agents or subcontractors on: (a) any information, records, documents, data, stock certificates or services, which are received by the Transfer Agent or its agents or subcontractors in physical form, or by machine readable input, facsimile, electronic data entry, electronic instructions or other similar means authorized by the Trust, and which have been prepared, maintained or performed by the Trust or any other person or firm on behalf of the Trust, including but not limited to any broker-dealer, third party administrator or previous transfer agent; (b) any instructions or requests of the Trust or its officers or the Trust’s agents or subcontractors or their officers or employees; (c) any reasonable instructions or opinions of legal counsel to the Trust or any Portfolio with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement which are provided to the Transfer Agent by the Trust or Portfolio after consultation with such legal counsel; or (d) any paper or document, reasonably believed to be genuine, authentic, or signed by the proper person or persons.

(v)

the offer or sale of Creation Units in violation of any requirement under federal or state securities laws or regulations requiring that such Creation Units be registered, or in violation of any stop order or other determination or ruling by any federal or state agency with respect to the offer or sale of such Creation Units;

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(vi)

the negotiation and processing of any checks, wires and ACH transmissions, including without limitation, for deposit into, or credit to, the Trust’s demand deposit accounts maintained by the Transfer Agent;

(vii)

all actions relating to the transmission of Trust, Creation Unit or Authorized Participant data through the NSCC clearing systems, if applicable, provided that in all cases the Transfer Agent has satisfied the standard of care set forth in Section 6.1 of this Agreement; and

(viii)

any tax obligations under the tax laws of any country or of any state or political subdivision thereof, including taxes, withholding and reporting requirements, claims for exemption and refund, additions for late payment, interest, penalties and other expenses (including legal expenses) that may be assessed, imposed or charged against the Transfer Agent as transfer agent hereunder, but excluding income, excise, franchise, or other similar taxes ordinarily imposed on the Transfer Agent’s income, property or business generally.

7.2

Subject to Section 6 and any other limitations of liability in this Agreement, and the indemnification procedures below, the Transfer Agent shall indemnify the Trust and each Portfolio from any direct Indemnified Loss incurred by the Trust or Portfolio and arising directly from a claim against the Trust or a Portfolio brought by a third party, in each case to the extent such Indemnified Loss is a direct result of Transfer Agent’s failure to exercise the standard of care set forth in Section 6.1 of this Agreement in the discharge of the Transfer Agent’s duties.

7.3

Each party must use its reasonable efforts to mitigate any Indemnified Loss in respect of which it claims indemnification under this Agreement. A party seeking indemnification under this Section (“Indemnified Party”) against a third-party claim (“Indemnified Claim”) will promptly provide written notice of such claim to the party obligated to indemnify (“Indemnifying Party”). The failure to notify the Indemnifying Party will not relieve such party of any liability under this Section, except to the extent that such failure materially prejudices the investigation and/or defense of the Indemnified Claim. The Indemnifying Party will, at its own expense, be entitled but not obligated to control and direct the investigation and defense of any Indemnified Claim, except where the Transfer Agent is the Indemnified Party and is seeking indemnification from multiple customers for claims based on common facts or otherwise related to the Indemnified Claim, in which case the Transfer Agent will have the right to control and direct the investigation and defense of such claim, at the expense of (i) the Indemnifying Party or (ii) all of the customers from which indemnification is sought, including the Indemnifying Party, pro rata, as appropriate. Where the Indemnifying Party controls and directs the investigation of the defense of the Indemnified Claim, the Indemnified Party may

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retain separate counsel at its own expense. If a conflict of interest exists between the parties with respect to the defense of such claim, the reasonable cost of separate counsel will be an indemnified expense. Neither party may settle an Indemnified Claim without the consent of the other party, which consent will not be unreasonably withheld, conditioned or delayed, provided that the Indemnifying Party will have the right to settle an Indemnified Claim without the consent of the Indemnified Party if such settlement: (i) involves only the payment of money; (ii) fully and unconditionally releases the Indemnified Party from any liability in exchange for the amount paid in settlement; and (iii) does not include any admission of fault or liability in relation to the Indemnified Party. In all cases, each party will, as applicable, provide reasonable cooperation and assistance to the other party and keep the other party apprised as to the status of the Indemnified Claim, including any discussions relating to the settlement of the claim and the details of any settlement offer.

7.4

At any time the Transfer Agent may apply to any officer of the Trust or his or her designee for instructions, and may consult with its own legal counsel (which may be Trust counsel) at its own expense with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement, and the Transfer Agent and its agents or subcontractors shall not be liable for any action taken or omitted by it in reasonable reliance upon such instructions or upon the opinion of such counsel; provided, however, that the Transfer Agent shall be required to conform to the standard of care set forth in Section 6.1 of this Agreement. The Transfer Agent shall not be liable and shall be indemnified by the Trust for any action taken or omitted by it in good faith in reliance upon any paper or document reasonably believed by it to be genuine and to have been signed by the proper person or persons, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Trust. Nothing in this section shall be construed as imposing upon the Transfer Agent any obligation to seek such instructions or advice, or to act in accordance with such advice when received.

8.	ADDITIONAL COVENANTS OF THE TRUST AND THE TRANSFER AGENT

8.1	Delivery of Documents. The Trust shall promptly furnish to the Transfer Agent the following:

(i)	A copy of the resolution of the Board of Trustees of the Trust certified by the Trust’s Secretary authorizing the appointment of the Transfer Agent and the execution and delivery of this Agreement.

(ii)	A copy of the Declaration of Trust and By-Laws of the Trust and all amendments thereto.

8.2

Certificates, Checks, Facsimile Signature Devices. The Transfer Agent hereby agrees to establish and maintain facilities and procedures for safekeeping of any stock certificates, check forms and facsimile signature imprinting devices; and for the preparation or use, and for keeping account of, such certificates, forms and devices.

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8.3

Records. The Transfer Agent shall keep records relating to the services to be performed under this Agreement, in the form and manner and for such periods as it may deem advisable and as may be required by the laws and regulations applicable to it with respect to its services as transfer agent as contemplated hereunder, such as those required under the 1940 Act and including, but not limited to, those under Section 31 thereof and Rule 6c-11 thereunder. In furtherance of the Trust’s compliance with the requirements of Section 31 of the 1940 Act and the Rules thereunder, including Rule 6c-11, the Transfer Agent agrees that all records which it maintains for the Trust shall at all times remain the property of the Trust. The Transfer Agent further agrees that all records that it maintains for the Trust relating to the services provided to the Trust and Portfolios hereunder shall be made available upon reasonable request and preserved for the periods prescribed by the applicable Rules unless such records are earlier surrendered to the Trust or Portfolios. Records may be surrendered in either written or machine-readable form, at the option of the Transfer Agent. In the event that the Transfer Agent is requested or authorized by the Trust, or required by subpoena, administrative order, court order or other legal process, applicable law or regulation, or required in connection with any investigation, examination or inspection of the Trust by state or federal regulatory agencies, to produce the records of the Trust or the Transfer Agent’s personnel as witnesses or deponents, the Trust agrees to pay the Transfer Agent for the Transfer Agent’s time and expenses, as well as the fees and expenses of the Transfer Agent’s counsel, incurred in such production; provided that the Transfer Agent provides advanced written notice of such request, authorization or requirement, and that the Trust may, at its own expense and discretion, choose to defend against such subpoena, administrative order, court order or other legal process, investigation, examination or inspection. The Transfer Agent will cooperate with the Trust’s independent accountants and take all reasonable actions in the performance of its obligations under this Agreement to provide such information as may be reasonably requested by the Trust from time to time, to such accountants.

9. CONFIDENTIALITY AND USE OF DATA

9.1

All information provided in connection with negotiating this Agreement and under this Agreement by a party (the “Disclosing Party”) to the other party (the “Receiving Party”) regarding the Disclosing Party’s business and operations shall be treated as confidential (“Confidentital Information”). The Receiving Party shall maintain policies and procedures reasonably designed to keep Confidential Information confidential and safeguard it from unauthorized access, use or disclosure. The Transfer Agent agrees that it will maintain and enforce its corporate standard of conduct policy that prohibits the Transfer Agent and its employees from engaging in securities transactions based on knowledge of the portfolio holdings of the Trust. Subject to Section 9.2 below, all Confidential Information provided under this

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Agreement by Disclosing Party shall be used, including disclosure to third parties, by the Receiving Party, or its agents, employees, counsel, subcontractors or service providers, solely for the purpose of performing or receiving the services and discharging the Receiving Party’s other obligations under the Agreement or managing the business of the Receiving Party and its Affiliates (as defined in Section 9.2 below), including financial and operational management and reporting, risk management, legal and regulatory compliance and client service management. The foregoing shall not be applicable to any information (a) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (b) that is independently derived by the Receiving Party without the use of any information provided by the Disclosing Party in connection with this Agreement, (c) that is rightfully received from a third party who, to the Receiving Party’s knowledge, is not under a duty of confidentiality with respect to such information, (d) that is disclosed to comply with any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, (e) that is disclosed as required by operation of law or regulation or as required to comply with the requirements of any market infrastructure that the Disclosing Party or its agents direct the Transfer Agent or its Affiliates to employ (or which is required in connection with the holding or settlement of instruments included in the assets subject to this Agreement), or (f) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

A Receiving Party shall protect Confidential Information of a Disclosing Party at least to the same degree as the Receiving Party protects its own Confidential Information. All Confidential Information, provided by a Disclosing Party shall remain the property of such Disclosing Party. All confidential information, together with any copies thereof, in whatever form, shall, upon the Disclosing Party’s written request, be returned to the Disclosing Party or destroyed, at the Receiving Party’s election; provided, that the Receiving Party shall be permitted to retain all or any portion of the Confidential Information, in accordance with the confidentiality obligations specified in this Agreement, to the extent required by applicable law or regulatory authority or to the extent required by the Receiving Party’s internal policies and in accordance with its customary practices for backup and storage.

If a Receiving Party is required to disclose Confidential Information as a result of a court order, subpoena or similar legal duress, then that party may disclose such Confidential Information, provided that the Receiving Party, if not prohibited from doing so, shall undertake reasonable efforts to give the Disclosing Party prompt prior written notice upon its receipt of any such order or subpoena and provided further that failure to provide such notice shall not give rise to any liability.

To the extent the Receiving Party continues to possess Confidential Information of the Disclosing Party after the termination of this Agreement, the obligations contained in this Section 9.1 shall continue until the five (5) year anniversary of the termination date of this Agreement.

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9.2

(a) In connection with the provision of the services and the discharge of its other obligations under this Agreement, the Transfer Agent (which term for purposes of this Section 9.2 includes each of its parent company, branches and affiliates (“Affiliates”)) may collect and store information regarding the Trust or Portfolio and share such information with its Affiliates, agents and service providers in order and to the extent reasonably necessary (i) to carry out the provision of services contemplated under this Agreement and other agreements between the Trust and the Transfer Agent or any of its Affiliates and (ii) to carry out management of its businesses, including, but not limited to, financial and operational management and reporting, risk management, legal and regulatory compliance and client service management. State Street will not, without the prior agreement of the Trust or Portfolio, provide access to Trust or Portfolio data to third parties other than as set forth in this Section 9. Trust or Portfolio data may be accessed by any of State Street’s affiliated operating locations which have controls designed to promote the security and confidentiality of data. All State Street affiliates, including State Street’s global process centers, have consistent controls.

(b) Subject to paragraph (d) below, the Transfer Agent and/or its Affiliates may use any Confidential Information of the Trust or Portfolios (“Data”) obtained by such entities in the performance of their services under this Agreement or any other agreement between the Trust and the Transfer Agent or one of its Affiliates, including Data regarding transactions and portfolio holdings relating to the Trust to develop, publish or otherwise distribute to third parties certain investor behavior “indicators” or “indices” that represent broad trends in the flow of investment funds into various markets, sectors or investment instruments (collectively, the “Indicators”), but only so long as (i) the Data is combined or aggregated with (A) information of other customers of the Transfer Agent and/or (B) information derived from other sources, in each case such that the Indicators do not allow for attribution or identification of such Data with the Trust, (ii) the Data represents less than a statistically meaningful portion of all of the data used to create the Indicators and (iii) the Transfer Agent publishes or otherwise distributes to third parties only the Indicators and under no circumstance publishes, makes available, distributes or otherwise discloses any of the Data to any third party, whether aggregated, anonymized or otherwise, except as expressly permitted under this Agreement. Transfer Agent acknowledges and agrees that it is solely responsible for any aggregated Data and that, once aggregated, the Data is not covered by any representations or warranties made or provided by the Trust herein. Transfer Agent further acknowledges and agrees that the Trust assumes no liability or obligation whatsoever with respect to such aggregated Data. Consistent with the terms of Section 7.2, the Transfer Agent will indemnify and hold the Trust harmless from any direct Loss incurred by the Trust as a direct result of the Transfer Agent’s use of the aggregated Data, including any failure by the Transfer Agent to properly aggregate or anonymize such Data.

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(c) The Trust acknowledges that the Transfer Agent may seek to realize economic benefit from the publication or distribution of the Indicators.

(d) Except as expressly contemplated by this Agreement, nothing in this Section 9.2 shall limit the confidentiality and data-protection obligations, including any privacy, information security, or business continuity obligations, of the Transfer Agent and its Affiliates under this Agreement and applicable law. The Transfer Agent shall cause any Affiliate, agent or service provider to which it has disclosed Data pursuant to this Section 9.2 to comply at all times with confidentiality and data-protection obligations as if it were a party to this Agreement and shall be responsible for any breach of the obligations under this Section 9 by its Affiliates, agents, or service providers to which it has disclosed Data as if it had breached such confidentiality obligations itself.

9.3

The Transfer Agent affirms that it has, and will continue to have throughout the term of this Agreement, procedures in place that are reasonably designed to protect the privacy of non-public personal consumer/customer financial information to the extent required by applicable laws, rules and regulations.

10.	EFFECTIVE PERIOD AND TERMINATION

10.1

This Agreement will commence on the Effective Date written above and shall remain in full force and effect for an initial term of one (1) year (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive 1-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90)days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement, its information security obligations in this Agreement, or applicable law that has a material and negative impact on the non-breaching party that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable to the non-breaching party, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to the Trust or any Portfolio, the Trust or applicable Portfolio shall pay Transfer Agent its compensation due and shall reimburse Transfer Agent for its costs, expenses and disbursements due and payable with respect to any given Trust or Portfolio for the period to the date of such termination. If a party acting in good faith believes the other party has committed a material breach of this Agreement, such party will, prior to exercising its right under this Section 10, escalate the matter by written notice given to the breaching party for good faith discussions and resolution. Termination of this Agreement with respect to any one particular Portfolio shall in no way affect the rights and duties under this Agreement with respect to the Trust or any other Portfolio.

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10.2

Termination of this Agreement with respect to any given Trust or Portfolio shall in no way affect the continued validity of this Agreement with respect to any other Trust or Portfolio. Upon termination of this Agreement, the Trust shall pay to the Transfer Agent such compensation and any reimbursable expenses as may be due under the terms hereof as of the date of such termination.

10.3

In the event that this Agreement is terminated or not renewed, the Transfer Agent agrees that, in order to provide for uninterrupted service to the Trust, the Transfer Agent shall, at the Trust’s request, offer reasonable assistance to the Trust in converting, within a reasonable time frame agreed to by the parties, the Trust’s records from the Transfer Agent’s systems to whatever services or systems are designated by the Trust (the “Deconversion”) (subject to the recompense of the Transfer Agent for such assistance at their standard rates and fees in effect at the time). As used herein “reasonable assistance” and “transitional assistance” shall not include requiring the Transfer Agent (i) to assist any new service or system provider to modify, to alter, to enhance, or to improve such provider’s system, or to provide any new functionality to such provider’s system, (ii) to disclose any protected information of the Transfer Agent, except to the extent necessary to effectuate such Deconversion and then, only pursuant to a written confidentiality agreement executed between the Transfer Agent and the new service provider, or (iii) to develop Deconversion software, to modify any of the Transfer Agent’s software, or to otherwise alter the format of the data as maintained on any provider’s systems.

10.4

For the avoidance of doubt, the terms of this Agreement will be in effect and apply to an individual Trust or Portfolio only upon the commencement of services being provided to such Trust or Portfolio pursuant to this Agreement.

11.	ADDITIONAL PORTFOLIOS

In the event that the Trust establishes one or more series of Shares in addition to the Portfolios listed on the attached Schedule A, with respect to which the Trust desires to have the Transfer Agent render services as transfer agent under the terms hereof, it shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such series of Shares shall become a Portfolio hereunder.

12.	ASSIGNMENT

12.1

Except as provided in Section 13 below, neither this Agreement nor any rights or obligations hereunder may be delegated or assigned by either party without the written consent of the other party. Any attempt to do so in violation of this Section 12 shall be void. Unless specifically stated to the contrary in any written consent to an assignment, no assignment will release or discharge the assignor from any duty or responsibility under this Agreement.

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12.2

Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Transfer Agent and the Trust and the Portfolios, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Transfer Agent and the Trust and the Portfolios. This Agreement shall inure to the benefit of, and be binding upon, the parties and their respective permitted successors and assigns.

12.3

This Agreement does not constitute an agreement for a partnership or joint venture between the Transfer Agent and the Trust. Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

13.	DELEGATION; SUBCONTRACTORS

13.1

The Transfer Agent shall have the right, without the consent or approval of the Trust, to employ agents, subcontractors, consultants and other third parties, whether affiliated or unaffiliated, to provide or assist it in the provision of any part of the services stated herein (each, a “Delegate” and collectively, the “Delegates”). The Transfer Agent shall be responsible for the services delivered by, and the acts and omissions of, any such Delegate as if the Transfer Agent had provided such services and committed such acts and omissions itself. Where required, such Delegate shall be a duly registered transfer agent pursuant to Section 17A(c)(2) of the 1934 Act.

13.2

The Transfer Agent will provide the Trust with information regarding its global operating model for the delivery of the services on a quarterly or other periodic basis, which information shall include the identities of Delegates affiliated with the Transfer Agent that perform or may perform parts of the services, and the locations from which such Delegates perform services, as well as such other information about its Delegates as the Trust may reasonably request from time to time. Nothing in this Section 13 shall limit or restrict the Transfer Agent’s right to use affiliates or third parties to perform or discharge, or assist it in the performance or discharge, of any obligations or duties under this Agreement other than the provision of the services.

14.	MISCELLANEOUS

14.1	Amendment. This Agreement may be amended by a written agreement executed by both parties.

14.2

Massachusetts Law to Apply. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts without giving effect to any conflicts of law rules thereof.

14.3

Force Majeure. Neither party to this Agreement shall be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, power or other mechanical failure, computer virus, natural disaster, acts of war or terrorism, pandemics, governmental actions or communication disruption.

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14.4

Data Protection. The Transfer Agent will implement and maintain a comprehensive written information security program that contains appropriate security measures generally consistent in all material respects with applicable prevailing industry standards and practices to safeguard the personal information of the Trust’s shareholders, employees, directors and/or officers that the Transfer Agent receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) driver’s license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public (except to the extent applicable law in a particular jurisdiction does not exclude such publicly available information from protection as personal information).

14.5

Survival. All provisions regarding indemnification, warranty, liability, and limits thereon, and confidentiality and/or protections of proprietary rights and trade secrets shall survive the termination of this Agreement.

14.6

Severability. If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

14.7

Priorities Clause. In the event of any conflict, discrepancy or ambiguity between the terms and conditions contained in this Agreement and any schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

14.8

Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement. The failure of a party hereto to exercise or any delay in exercising any right or remedy under this Agreement shall not constitute a waiver of any such term, right or remedy or a waiver of any other rights or remedies. No single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy. Any waiver must be in writing signed by the waiving party.

14.9

Entire Agreement. This Agreement and any schedules, exhibits, attachments or amendments hereto constitute the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

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14.10

Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Agreement. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

14.11

Reproduction of Documents. This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, photostatic, digital or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

14.12

Notices. Any notice instruction or other instrument required to be given hereunder will be in writing and may be sent by hand, or by facsimile transmission, or overnight delivery by any recognized delivery service, to the parties at the following address or such other address as may be notified by any party from time to time:

(a)	If to Transfer Agent, to:

State Street Bank and Trust Company
Transfer Agency
Attention: Compliance
One Heritage Drive Building
1 Heritage Drive
Mail Stop OHD0100
North Quincy MA 02171

With a copy to:

STATE STREET BANK AND TRUST COMPANY
Legal Division – Investment Services Americas
One Congress Street
Boston, MA 02114

(b)	If to the Trust, to:

Columbia Management Investment Advisers, LLC
290 Congress Street
Boston, MA 02210

Attn: Michael Clarke
Telephone: 617 385-9594

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Attn (Legal): Joseph D’Alessandro
Telephone: 212 850-1703

Attn (Legal): Ryan Larrenaga
Telephone: 617 385-9536

14.13

Interpretive and Other Provisions. In connection with the operation of this Agreement, the Transfer Agent and the Trust on behalf of each of the Portfolios, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Agreement as may in their joint opinion be consistent with the general tenor of this Agreement. Any such interpretive or additional provisions shall be in a writing signed by all parties, provided that no such interpretive or additional provisions shall contravene any applicable laws or regulations or any provision of the Trust’s governing documents. No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Louis Abruzzi
Name:	Louis Abruzzi
Title:	Senior Vice President

FOR EACH PARTY LISTED ON SCHEDULE A

By:	/s/ Charles Chiesa
Name:	Charles Chiesa
Title:	Chief Financial Officer

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Schedule A

LIST OF TRUSTS AND PORTFOLIOS

Columbia ETF Trust I

Columbia AAA CLO ETF

Columbia Core Bond ETF

Columbia Core Plus Bond ETF

Columbia Corporate Bond ETF

Columbia Diversified Fixed Income Allocation ETF

Columbia International Equity Income ETF

Columbia Large Cap Growth ETF

Columbia Multi-Sector Municipal Income ETF

Columbia Research Enhanced Core ETF

Columbia Research Enhanced International Equity ETF

Columbia Research Enhanced Mid Cap ETF

Columbia Research Enhanced Real Estate ETF

Columbia Research Enhanced Small Cap ETF

Columbia Research Enhanced Value ETF

Columbia Select Technology ETF

Columbia Short Duration Bond ETF

Columbia Short Duration High Yield ETF

Columbia U.S. Equity Income ETF

Columbia U.S. High Yield ETF

Columbia ETF Trust II

Columbia EM Core ex-China ETF

Columbia India Consumer ETF

Columbia Research Enhanced Emerging Economies ETF

State Street: Select Classification Level

A-23